Exhibit 21

Subsidiaries of Registrant

Entity	Jurisdiction
GFA Brands, Inc.	Delaware
Importations DE-RO-MA (1983) Ltée	Quebec, Canada
9249-2123 Quebéc Inc.	Quebec, Canada
Boulder Brands UK Limited	England and Wales
Phil’s Fresh Foods, LLC (d/b/a EVOL)	Delaware
GlucoBrands, LLC (80% ownership)	Delaware
Boulder Brands Investment Group, LLC (80% ownership)	Delaware
GFA Brands, Inc.	Delaware